Exhibit 99.1

Weibo Reports First Quarter 2016 Financial Results

BEIJING, China, May 11, 2016—Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•                   Net revenues increased 24% year over year to $119.3 million, exceeding the Company’s guidance between $111 million and $116 million.

•                  Advertising and marketing revenue increased 25% year over year to $99.2 million.

•                  Weibo Value-Added Services (“VAS”) revenue increased 17% year over year to $20.0 million.

•                  Net income attributable to Weibo was $7.1 million, or diluted net income per share was $0.03, compared to a net loss of $3.1 million, or diluted net loss per share of $0.01 for the same period last year.

•                  Non-GAAP net income attributable to Weibo increased 491% year over year to $16.4 million, and non-GAAP diluted net income per share increased 483% year over year to $0.07.

•                  Adjusted EBITDA increased 182% year over year to $19.0 million, or 16% of net revenues.

•                  Monthly active users (“MAUs”) in March 2016 grew 32% year over year to 261 million, 85% of which were mobile users. Average daily active users (“DAUs”) in March 2016 grew 35% year over year to 120 million.

“Weibo had a strong first quarter with key accounts and SME advertising and marketing revenue together growing 97% year over year and total advertisers reaching 832,000, up 114% year over year. As we enter 2016, Weibo is well positioned from the growing adoption of fans marketing in China and the shift of ad budget to mobile and social platforms.” said Gaofei Wang, Weibo’s CEO. “In March, Weibo’s mobile DAUs grew 45% year over year and reached 91% of total DAUs, highlighting Weibo’s traffic momentum arising from high mobile usage and penetration beyond tier 1 cities.”

First Quarter 2016 Financial Results

For the first quarter of 2016, Weibo reported net revenues of $119.3 million, compared to $96.3 million for the same period last year. Advertising and marketing revenue totaled $99.2 million, compared to $79.2 million for the same period last year. Advertising and marketing revenue from key accounts and Small & Medium-sized Enterprises (SME) was $88.1 million, compared to $44.7 million for the same period last year. Revenue from Alibaba was $11.1 million, compared to $34.5 million for the same period last year, which was derived from a strategic collaboration agreement that expired in January 2016. Weibo VAS revenue totaled $20.0 million, compared to $17.1 million for the same period last year.

Costs and expenses for the first quarter of 2016 totaled $112.1 million, compared to $100.8 million for the same period last year. Non-GAAP costs and expenses were $103.4 million, compared to $94.9 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in bandwidth costs resulting from strong video consumption and overall growth in traffic, increase in revenue share and value added taxes associated with higher revenues, and higher personnel-related costs.

Income from operations for the first quarter of 2016 was $7.2 million, compared to a loss of $4.5 million for the same period last year. Non-GAAP income from operations was $15.9 million, compared to $1.4 million for the same period last year.

Non-operating income for the first quarter of 2016 was $0.6 million, compared to a non-operating income of $1.5 million for the same period last year.

Net income attributable to Weibo for the first quarter of 2016 was $7.1 million, or diluted net income per share of $0.03, compared to a net loss of $3.1 million for the same period last year, or diluted net loss per share of $0.01. Non-GAAP net income attributable to Weibo for the first quarter of 2016 was $16.4 million, or diluted net income per share of $0.07, compared to $2.8 million for the same period last year, or diluted net income per share of $0.01.

As of March 31, 2016, Weibo’s cash, cash equivalents and short-term investments totaled $373.4 million. For the first quarter of 2016, cash provided by operating activities was $40.0 million, capital expenditures totaled $4.1 million, and depreciation and amortization expenses amounted to $3.5 million.

Business Outlook

For the second quarter of 2016, Weibo estimates that its net revenues to be between $138 million and $143 million. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP diluted net income (loss) per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets net of tax and gain on the sale of investments and impairment on investments, net. In addition, adjusted EBITDA excludes depreciation expenses, interest income, net and income tax expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

Weibo will host a conference call at 9PM - 10PM Eastern Time on May 11, 2016 (or 9AM – 10 AM Beijing Time on May 12, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 (888) 346-8982

Hong Kong Toll Free:  +852 800-905-945

China Toll Free:  +86 400-120-1203

International:  +1 (412) 902-4272

Passcode for all regions:  Weibo

A replay of the conference call will be available through midnight Eastern Time, May 18, 2016. The dial-in number is +1 (412) 317-0088. The passcode for the replay is 10085931.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, as well as content aggregation and distribution. Any user can create and post a feed of up to 140 Chinese characters and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide variety of advertising and marketing solutions to its customers, ranging from large brand advertisers to Alibaba/e-commerce merchants to small and medium sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads, promoted feeds and event-based ad solutions. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to develop the small and medium enterprise market by the Company or through cooperation with other parties, including Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed with the SEC on April 28, 2016 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2016	2015	2015
Net revenues:
Advertising and marketing	$99,246	$79,160	$129,527
Weibo VAS	20,044	17,130	19,498
Total net revenues	119,290	96,290	149,025

Costs and expenses:
Cost of revenues (a)	36,626	28,925	42,105
Sales and marketing (a)	30,041	31,186	36,253
Product development (a)	36,934	34,328	36,614
General and administrative (a)	8,538	6,372	8,265
Total costs and expenses	112,139	100,811	123,237
Income (loss) from operations	7,151	(4,521)	25,788

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(868)	—	(7,207)
Interest and other income , net	1,420	1,456	1,443
	552	1,456	(5,764)

Income (loss) before income tax expenses	7,703	(3,065)	20,024
Income tax benefits (expenses)	(548)	5	(1,152)

Net income (loss)	7,155	(3,060)	18,872
Less: Net income (loss) attributable to noncontrolling interest	57	(10)	(250)

Net income (loss) attributable to Weibo	$7,098	$(3,050)	$19,122

Basic net income (loss) per share attributable to Weibo	$0.03	$(0.01)	$0.09
Diluted net income (loss) per share attributable to Weibo	$0.03	$(0.01)	$0.09

Shares used in computing basic net income (loss) per share attributable to Weibo	212,269	204,985	210,764
Shares used in computing diluted net income (loss) per share attributable to Weibo	219,626	204,985	219,464

(a) Stock-based compensation in each category:
Cost of revenues	$508	$252	$275
Sales and marketing	1,018	694	856
Product development	3,555	2,308	2,473
General and administrative	3,406	2,293	3,006

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31,	December 31,
	2016	2015

Assets
Current assets:
Cash and cash equivalents	$243,298	$237,440
Short-term investments	130,134	98,439
Accounts receivable, net	90,147	120,230
Prepaid expenses and other current assets	58,329	42,295
Current assets subtotal	521,908	498,404

Property and equipment, net	22,570	22,850
Goodwill and intangible assets, net	12,724	13,083
Investments	299,794	294,679
Other assets	5,594	10,173
Total assets	$862,590	$839,189

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable *	$42,874	$40,456
Accrued liabilities *	106,230	117,040
Deferred revenues	37,357	39,091
Amount due to SINA	26,061	12,188
Current liabilities subtotal	212,522	208,775

Long-term deferred revenue
Long-term liability	2,238	2,385
Total liabilities	214,760	211,160

Shareholders’ equity :
Weibo shareholders’ equity	640,374	620,672
Non-controlling interest	7,456	7,357
Total shareholders’ equity	647,830	628,029

Total liabilities and shareholders’ equity	$862,590	$839,189

* Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $37.9 million as of December 31, 2015.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	March 31, 2016				March 31, 2015				December 31, 2015
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$99,246			$99,246	$79,160			$79,160	$129,527			$129,527
Weibo VAS	20,044			20,044	17,130			17,130	19,498			19,498
Net revenues	$119,290			$119,290	$96,290			$96,290	$149,025			$149,025

		(8,487	)(a)			(5,547	)(a)			(6,610	)(a)
		(241	)(b)			(371	)(b)			(359	)(b)
Total costs and expenses	$112,139	$(8,728)		$103,411	$100,811	$(5,918)		$94,893	$123,237	$(6,969)		$116,268

		8,487	(a)			5,547	(a)			6,610	(a)
		241	(b)			371	(b)			359	(b)
Income (loss) from operations	$7,151	$8,728		$15,879	$(4,521)	$5,918		$1,397	$25,788	$6,969		$32,757

		8,487	(a)							6,610	(a)
		181	(b)			5,547	(a)			269	(b)
		868	(c)			279	(b)			7,207	(c)
		(280	)(d)			(10	)(d)			(267	)(d)
Net income (loss) attributable to Weibo	$7,098	$9,256		$16,354	$(3,050)	$5,816		$2,766	$19,122	$13,819		$32,941

Diluted net income (loss) per share attributable to Weibo	$0.03			$0.07	$(0.01)			$0.01	$0.09			$0.15

Shares used in computing diluted net income (loss) per share attributable to Weibo	219,626			219,626	204,985	11,488	(e)	216,473	219,464			219,464

Adjusted EBITDA:

Non-GAAP net income				$16,354				$2,766				$32,941
Interest income, net				(1,300)				(1,381)				(1,152)
Income tax expenses				608				88				1,242
Depreciation expenses				3,300				5,259				4,006
Adjusted EBITDA				$18,962				$6,732				$37,037

(a)  To adjust stock-based compensation.

(b)  To adjust amortization of intangible assets and as related to net income, also the tax provision on acquired intangible assets amortization.

(c)  To adjust net (gain) on the sale of investments and impairment on investments.

(d)  To adjust non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests.

(e)  To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended
	March 31,		December 31,
	2016	2015	2015

Net revenues
Advertising and marketing:
Key accounts and small & medium-sized enterprises	$88,126	$44,667	$81,323
Alibaba	11,120	34,493	48,204
Subtotal	99,246	79,160	129,527

Weibo VAS	20,044	17,130	19,498
	$119,290	$96,290	$149,025